FOSTER'S
GROUP

07028631

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Buy-Back Notice – Appendix 3E"

SUPPL

Released: 23 November 2007

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

Pages: 3
(including this page)

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 12 2007
WASH. D.C.
190

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$25,675,043.75

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 23-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Buy-Back Notice – Appendix 3E"

Released: 26 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$23,902,279.75

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield Date: 26-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

END